**Form ATS-N**
**JPMS**
**CRD # 79**

## Part I, Item 9—Identifying Information

**Request:** *Attach as Exhibit 2, the most recently filed or amended Schedule B of Form BD for the Broker-Dealer Operator disclosing information related to indirect owners.*

**Response:**

### Schedule B –Indirect Owners

| Full Legal Name | CRD / Tax ID | Entity Type | Roles | Date Role Acquired | Ownership % | Control Person | Public Reporting Company |
|---|---|---|---|---|---|---|---|
| JPMorgan Chase Holdings LLC | 81-3858870 | Domestic Entity | Stockholder | 11/2016 | 75% or more | Y | N |
| JP Morgan Chase & Co. | 13-2624428 | Domestic Entity | Stockholder | 11/2016 | 75% or more | Y | Y |